Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q1 2026 Earnings Presentation February 3, 2026 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward- looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed on December 15, 2025. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated February 3, 2026, with respect to earnings for fiscal Q1 2026. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2026 and certain non-GAAP metrics and their reconciliations. 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Today’s Speakers Shuky Sheffer President & Chief Executive Officer Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 3 3 3

Earnings Call Agenda 1 Strategy & business performance update Shuky Sheffer, President & Chief Executive Officer 2 Financial review & outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 4 4 4

Shuky Sheffer President & Chief Executive Officer Strategy and business performance update Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 5 5

Q1 FY2026: A Solid Start to the Fiscal Year Non-GAAP (2) Revenue Non-GAAP EPS 12-month backlog (2) operating margin $1.16B 21.6% $1.81 $4.25B Above +40bps YoY Up 4.1% YoY Up 2.7% YoY (1) Driven by internal efficiency the guidance range, Up 3.5% YoY gains balanced with primarily due to a lower- Slightly above Up $60m accelerated investments than-expected tax rate for guidance midpoint sequentially to support long-term growth the quarter 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 6 6

Q1 FY2026 Key Highlights Multi-year Expanded global Market leader in data agreement customer footprint and GenAI • Extended our long-standing Additional GenAI-related win: Germany strategic collaboration Expanded Multi-year engagement • The agreement Includes: Selected to deliver advanced AI- Added two new logos in powered quality engineering solutions, • Managed services Western Europe designed to meet Canadian data • Software development residency and compliance mandates • AI innovation Strategic consolidation • Supporting T-Mobile’s Complement and extend our leading integration of USCellular market position around billing, • Continued support of monetization and charging solutions T-Mobile’s consumer and Agentic operating system purpose- Amdocs will support Matrixx’s business domains built for telecommunications impressive customer base, including: • Revenue from T-Mobile To be showcased in expected to decline in FY26, MWC Barcelona in consistent with prior guidance early March Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 7 7

Strategic Growth Framework Deliver the tech-led products and services our customers need Maximize the value of generative AI & data across our customers’ footprint Accelerate the journey to the cloud Digitalize customer experience for consumer and B2B Monetize next-generation network investments Streamline and automate complex network ecosystems Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 8 8 8 8

Progress in Strategic Domains – Generative AI (1/2) Simplify and accelerate the adoption of Generative AI Generative AI and data Selected projects Business value Recently teamed up with NVIDIA and Designed to meet Canadian data residency and Telus to deliver advanced AI-powered compliance mandates to enable secure, quality engineering solutions on the TELUS autonomous testing automation and validation for Sovereign Cloud Canadian enterprises and government agencies Our generative Leveraging NVIDIA AI capabilities AI platform Busy executing on the recent GenAI-related commercial awards we have won And more.. Germany Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 9 9

Progress in Strategic Domains – Generative AI (2/2) The world’s first CSP AI agentic operating Agentic Operations system for Telecom Ecosystem Cognitive Core Cognitive Core Agentic Open GenAI foundation with telco-specific agents, Services multi-LLM support, and built-in security and governance MCP / A2A / API Experience Design Services Agentic Layer AI & Data Pre-built Agent Libraries Services Any underlying stack Cognitive Core agents exposing capabilities of the Telco Telco Ontology Cloud Services Context underlying BSS/OSS systems Network Services BSS/OSS Quality Engineering Services Offering Sales Care Monetization Network Agentic Operations & Services Software-driven, telco-specific agentic services supporting hybrid human-AI operations across core Classic CES - DBSS - Ensemble - Any telecom processes Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 10 10

Progress in Strategic Domains - Cloud Strong Accelerate the journey to the cloud Cloud partnerships Selected projects Business value Key infrastructure stack support, as part Modernize core infrastructure faster, reduce of AT&T’s cloud migration journey transformation risk, and improve operational efficiency, while creating the foundation for future innovation Our SaaS-based platforms are contributing to growth with rising customer adoption MarketONE e-SIM ConnectX Streamlines the entire lifecycle of partnerships Support remote provisioning, activation, service Telco-in-a-box, digital brand, and subscription management entitlement, and management of eSIMs MVNx platform The Fast Mode Awards 2025 Continued commercial momentum, adding to our growing list of customers: Added a eSIM & Subscription new logo: Management Enabler Poland and more.. Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 11 11

Business value Progress in Additional Key Strategic Pillars Germany Italy Multi-year Digital transformation Added 2 new logos OMS Amdocs platform Simplify IT architecture across Vodafone’s Won significant transformation awards Unified end-to-end order management fragmented cable portfolio with two new logos in Western Europe across both Wireline and Wireless consumer domains A leading service provider in Japan Switzerland Germany AI evolution in CRM Actix mobile network platform RevenueONE Strengthen foundation for a further Enhance coverage and network Deploy Amdocs RevenueONE billing increase in Net Promoter Score and quality at scale capabilities to run real operational enhance customer service scenarios Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs 12 12

Current Operating Environment Significant room to grow within our large addressable market of nearly $60B • Tapping new domains at our largest, longstanding customers • Capturing additional wallet-share at existing customers and new logos • Diversifying in new geographies, such as Japan, Africa and Middle East • Bringing innovative solutions in emerging strategic domains e.g. GenAI, fiber rollout, cloud migration, MVNO Well-positioned to monetize a rich deal pipeline • Deep telco domain expertise • Unique tech-led and outcome-based business model Closely monitoring our customers’ demand and spending behavior within the prevailing global macroeconomic environment Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 13 13

Reiterating our FY2026 outlook

A — Revenue[1]

1.0%-5.0%
YoY growth

Reiterate **3.0% midpoint** in constant currency[1]

B — Free cash flow[3]

$710m-$730m

Reiterate **$720m midpoint**
~90% earning-to-cash flow conversion, and attractive **free cash flow yield[3][4] of ~8%**

C — Non-GAAP EBIT[2]

21.3%-21.9%
% margin

Reiterate **21.6% midpoint, up 20bps YoY**

D — Non-GAAP EPS[2]

4.0%-8.0%
YoY growth

Reiterate **6.0% midpoint**

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Excludes restructuring related payments
4. Yield = expected free cash flow of $720M, the midpoint of FY2026 FCF guidance, as a percentage of Amdocs' market capitalization as of 03/02/2026

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Shimie Hortig to Succeed Shuky Sheffer as President and CEO, Effective March 31, 2026 Shimie Hortig • President of the Americas Group, Amdocs’ largest region • Led company-wide strategic growth initiatives and built strong partnerships • A versatile and long-tenured Amdocs leader with senior roles across business, services, and corporate functions • 20 years of experience in technology and telecommunications Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 15 15

Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Financial review & outlook Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 16 16

Solid Q1 FY2026 Financial Results

Q1 2026 Revenue vs. Guidance
$ Millions



$1,155
$1,156
Original Q1F26 Guidance (midpoint)
Q1F26A

Revenue slightly *above* guidance midpoint, even with unfavorable foreign currency movements of roughly $3M compared to guidance

Q1 2026 Revenue by Region
$ Millions



Rest of World ~$210
~18%
Europe ~$182
~16%
~66%
North America ~$765

North America ~ +3.7% YoY and was higher sequentially for the 4th consecutive quarter.

Europe ~ +17% YoY

Rest of World expected to show continued growth in FY2026

Key Metrics:

Revenue

$1,156m

+4.1% YoY as reported

+3.5% YoY constant currency[1]

Non-GAAP[2] Operating Margin

21.6%

+40 bps YoY, **unchanged** QoQ

GAAP Diluted EPS

$1.45, above the guidance range of $1.36 - $1.44, primarily due to a lower than anticipated GAAP effective tax rate

Non-GAAP[2] Diluted EPS

$1.81, above the guidance range of $1.73 – $1.79, primarily due to a lower than anticipated non-GAAP effective tax rate

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Managed Services Supporting visibility and business resilience Managed Services revenue 760.0 750.0 ~$746m Close to managed services 740.0 contract renewals ~100% 730.0 ~65% 720.0 of Q1 FY2026 Managed services arrangements support 710.0 revenue business model resiliency with highly recurring 700.0 revenue streams, multi-year engagements and Q1F25 Q1F26 high renewal rates, and may also include large- scale digital transformation projects Multi-year digital transformation Covering Product Multi-year agreement including engagement, including the Maintenance, Application managed services, software decommissioning of legacy Argentina Germany Managed Services, and development, and AI innovation tech stacks and IT architecture Software Factory simplification Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 18

(1) Q1 2026 Free cash flow bridge Strong Balance Sheet & Cash FCF before restructuring payments of $49M Flow was $237M in Q1 300 $237 250 $32 $220 Ample liquidity to support ongoing business needs while 200 retaining the capacity to fund future strategic growth * $188 150 investments 100 50 Liquidity: Cash + Credit Facility Cash, Credit Facility & Debt Position $ Millions, as of December 31, 2025 0 $618 million Operating Cash Net capex Reported FCF Flow $130 *Figures may not sum due to rounding Available Ample liquidity including available Credit $370M revolving credit facility Facility DSO’s $650 $370 76 days Cash Baa1 BBB +2 days QoQ and –5 days YoY Moody’s S&P DSO’s may fluctuate from quarter to quarter $248 Unbilled receivables net of deferred revenue decreased by Committed to maintaining our (2) Liquidity Debt $32 million sequentially in Q1, and decreased by $66 million Investment grade credit rating compared to a year ago, aggregating the short-term and long-term balances 1. Non-GAAP. See reconciliation tables in appendix The net difference between unbilled receivables and deferred revenue 2. $650M senior note, maturing June 2030; $130M drawn on Amdocs’ $500M revolving credit fluctuates from quarter to quarter, in line with normal business activities as facility, leaving $370M available for use well as progress on multi-year transformation programs Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 19

Disciplined Capital Allocation

FCF: Six-year historical trend and FY2026E outlook



% FCF(1)(3)(4)(5)(6)/ Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
94%
90%
% of FCF(1)(3)(4)(5)(6) Returned to Shareholders
100%
99%
104%
96%
112%
106%
FY2026E guidance: return majority
FCF ($M) (1)(3)(4)(5)(6)
$527
$869
$665
$718
$694
$735
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026E (Guidance)
Normalized (1)(3)

FY 2026 free cash flow[1] target **reiterated: $710-$730M** (before restructuring payments)

~90% Earnings to cash conversion

~8% Free cash flow yield[2]



Dividends $57
Share repurchases $146

$203M
Returned to shareholders in Q1

Dividend

Board authorized quarterly dividend payment:

56.9 cents
Payable April 24, 2026

Share Repurchase Authorization

~$0.8B aggregate remaining share repurchase authorization

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected free cash flow of $720M, the mid point of FY2026 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 11/11/2025
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023, FY2024, and FY2025, exclude restructuring payments of ~$20M,~$75M,~$90M, respectively
6. FY2026 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Leading Indicators & Visibility: 12-month Backlog 12-Month Backlog Up $60M QoQ 12-month backlog includes: Anticipated revenue related to contracts Up 2.7% YoY Estimated revenue from managed services $4.25B contracts Letters of intent Quarterly 12-Month Backlog Growth YoY % Maintenance 3.5% Estimated ongoing support activities 3.2% 3.0% 2.7% 2.7% 1. For comparison purposes, pro forma adjusts quarterly revenue from Q124 to Q4F24 by approximately $150 million, and fiscal 2024 revenue by approximately $600 million, to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and were not included in the full year fiscal 2025 revenue outlook Q1F25 Q2F25 Q3F25 Q4F25 Q1F26 (1) (1) (1) Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 21

FY2026 Revenue Growth Outlook FY2026 revenue growth: Reiterating 1.0%-5.0% YoY (3) Revenue Growth constant currency (3) YoY% Growth Constant Currency 10.3% • Expects 1.5%-5.5% as reported, including a foreign currency benefit of 50 bps compared 7.7% 7.0% with 70 bps previously 5.0% • Matrixx Software was already assumed in the Reiterating 2% 3.1% original FY2026 revenue growth outlook 2.7% 2.4% 3.0% 3% guidance midpoint 1.0% FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026E (3) (2)(3) (2)(3) (3) (3) (1)(3) (3) 1. For comparison purposes, pro forma fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook 2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 22

Sustained Margin Expansion in FY2026 Balancing strategic growth investments with ongoing cost and efficiency benefits (1) Annual Non-GAAP Operating Margin: (2) FY2020 – FY2026E FY2026: +20 bps YoY at +20 bps YoY at the midpoint guidance midpoint of the FY2026 target range of 21.3%-21.9% 21.6% 21.9% 21.4% 21.7% 21.3%-21.9% Balancing generative AI 21.3% 21.1% growth investments against FY2025 +300 bps YoY: the benefits of internal cost Business activity phase out & internal efficiency gains and efficiency improvements Operating margin may 18.4% 18.7% fluctuate slightly between 17.8% 18.1% quarters 17.6% 17.5% 17.8% 17.2% 17.5% 17.2% 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings 16.5% reports issued on 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for Guidance Range Non-GAAP Operating Margin reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025 23 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026E

On-track for High Single-digit Expected Total Shareholder Returns in FY2026 14.1% 13.6% (3)(4) 11.7% Total Shareholder Return 11.2% 11.1% (2) Non-GAAP Diluted EPS Growth YoY % + Dividend Yield 12.1% 11.5% 8.7%* (2) (1) FY21 and FY22 non-GAAP EPS growth is presented pro forma 9.8% 9.0% 8.0% 8.5% Expects Expects 6.0% midpoint of 5.3% 6.0% 6.0% (2) non-GAAP EPS growth outlook of guidance 4.0% 3.0% midpoint 4.0%-8.0% in FY2026E 2.7% 2.3% 2.6% 2.2% 2.1% 2.0% 1.9% (1) (1) FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026E 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 2. Non-GAAP. See reconciliation tables in appendix Non-GAAP Diluted EPS Growth Dividend Yield Total Shareholder Return 3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2026E assumed 6.0% (2) midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of *Non-GAAP EPS growth of 6.0%, plus 2.7% dividend yield $0.569 as of share price on 11/11/25 4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for non- GAAP reconciliation in FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025 Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 24

Q&A Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 25 25 25

Appendix Outlook & Reconciliation Tables Information Security Level 0 – Public. © 2026 – Proprietary & Confidential Information of Amdocs 26 26 26

Q2 Fiscal 2026 Outlook Q2 & FY2026 Revenue $1,150 - $1,190 million $1.22 - $1.30 GAAP EPS Outlook (1) Non-GAAP EPS $1.73 - $1.79 Share Count 107 million Positioned for high single-digit Non-GAAP effective tax rate above the annual Tax expected total shareholder returns guidance range in Q2 specifically in FY2026 Full Year Fiscal 2026 Outlook Updated Previous Revenue growth 1.5% - 5.5% 1.7% - 5.7% As reported Revenue growth 1.0% - 5.0% 1.0% - 5.0% (2) Constant currency GAAP EPS growth 10.0% - 17.0% 13.5% - 20.5% 1. Non-GAAP. See reconciliation tables in appendix. Free cash (1) 4.0% - 8.0% Non-GAAP EPS growth 4.0% - 8.0% flow outlook is before expected restructuring payments 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Operating Margin 21.3% - 21.9% 21.3% - 21.9% (1) Non-GAAP Effective Tax Rate 16.0% - 19.0% 16.0% - 19.0% (1) Non-GAAP (1) Free cash flow $710-$730 million $710-$730 million Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 27 27 Proprietary & Confidential Information of Amdocs

Reconciliation Tables a) The amounts under Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for all periods presented. Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 28 28 Proprietary & Confidential Information of Amdocs

Reconciliation Tables Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 29 29 Proprietary & Confidential Information of Amdocs

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